SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2020

Commission File Number 0-28800

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DRDGOLD Limited

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Cycad House, Building 17, Ground Floor

Weltevreden Park

1709

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2020, incorporated by reference herein:

Exhibit

99.1     Release dated May 15, 2020, “DIVIDEND DECLARATION AND NOTIFICATION OF CHANGE OF REGISTERED OFFICE”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 15, 2020                                              By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

DIVIDEND DECLARATION AND NOTIFICATION OF CHANGE OF REGISTERED OFFICE

Dividend Declaration

DRDGOLD shareholders (“Shareholders”) are hereby advised that the DRDGOLD board of directors (“Board”) has declared a cash dividend of 25 South African (“SA”) cents per ordinary share for the quarter ended 31 March 2020 as follows:

-       the dividend has been declared out of income reserves;

-       the local Dividend Withholding Tax rate is 20% (twenty per cent);

-       the gross local dividend amount is 25 SA cents per ordinary share for Shareholders exempt from Dividend Withholding Tax;

-       the net local dividend amount is 20 SA cents per ordinary share for Shareholders liable to pay Dividend Withholding Tax;

-       DRDGOLD currently has 864,588,711 ordinary shares in issue (which includes 9,474,920 treasury shares); and

-       DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the Johannesburg Stock Exchange (JSE), the salient dates for payment of the dividend are as follows:

-       last date to trade the ordinary shares cum-dividend: Tuesday, 9 June 2020;

-       ordinary shares trade ex-dividend: Wednesday, 10 June 2020;

-       record date: Friday, 12 June 2020; and

-       payment date: Monday, 15 June 2020.

On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such Shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received.

Dividends in respect of dematerialised shareholdings will be credited to such Shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 10 June 2020 and Friday 12 June 2020, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom share registers will be Monday, 15 June 2020.

To holders of American Depositary Receipts (“ADRs”):

-       each ADR represents 10 ordinary shares;

-       ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 11 June 2020;

-       record date: Friday, 12 June 2020;

-       approximate date of currency conversion: Monday, 15 June 2020; and

-       approximate payment date of dividend: Thursday, 25 June 2020.

Assuming an exchange rate of R18.50/$1, the dividend payable on an ADR is equivalent to 14 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

DRDGOLD follows a policy of distributing free cash, net of a small working capital buffer and capital requirements. Free cashflow (cash flows from operating activities less cash flows from investing activities) for the quarter ended 31 March 2020 was R422.8 million. The Board deemed it appropriate to release some of these funds into the economy via a dividend, considering the considerable impact of Covid-19 on economic activity and liquidity as well as on the fiscus. In determining the quantum of the dividend, the Board also considered, inter alia, the potential impact that ongoing restrictions in terms of the lockdown could have on Company costs.

Change of Address of the Registered Office

Shareholders are further advised that DRDGOLD has relocated to new offices and the new address of the Company’s registered offices is as follows:

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Cycad House, Building 17, Ground Floor

Weltevreden Park

1709

 All other contact details remain the same: tel: +27 (0)11 470 2600; fax: +27 (0) 86 524 3061.

Johannesburg

15 May 2020

Sponsor

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